Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

August 4, 2023

VIA EDGAR
Samantha A. Brutlag
Christina DiAngelo Fettig
Disclosure Review and Accounting Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Quaker Investment Trust
File Nos. 333-273178/811-06260

Dear Mmes. Brutlag and DiAngelo Fettig:
Please find below the responses of the Quaker Investment Trust (the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on July 27 and 29, 2023 relating to the Registrant’s proxy statement/prospectus on Form N-14 (the “Proxy Statement/Prospectus”), which was filed on July 7, 2023 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), for the purpose of the acquisition of the assets and of the assumption of the liabilities (the “Reorganization”) of the Impact Shares Affordable Housing MBS ETF (the “Target Fund”), a series of the Impact Shares Trust I (the “Target Trust”), by and in exchange for shares of the Registrant’s shell series, the CCM Affordable Housing MBS ETF (the “Acquiring Fund”).  For your convenience, we have restated each of the Staff’s comments.

A. Accounting comments

1.	Comment: Due to an incorrect file number reference in the auditor’s consent and the deletion of the proposal relating to the election of trustees, the Proxy

Statement/Prospectus is ineligible for automatic effectiveness under Rule 488 of the 1933 Act. Accordingly, the Registrant must file delaying amendment.

Response: The Registrant will file a delaying amendment.

2.
Comment:  Indicate if there are any significant valuation differences between the Registrant and Target Trust.  If so, note and disclose any material adjustments that will need to be made in connection with the Reorganization.

Response: The Registrant confirms that there are not any significant valuation differences between the Registrant and the Target Trust.

3.
Comment:  Confirm that in a future filing, the Registrant will include the change of accountant disclosure in its Form N-CSR filing as a result of the Reorganization consistent with the “Dear CFO” 1998-04 letter.

Response: The Registrant so confirms.

4.
Comment:  In the “Who will pay for the Reorganization?” question in the Q&A section of the Proxy Statement/Prospectus, there is an explanation stating that the sale and purchase of securities in those foreign markets that do not permit the in-kind transfer of securities shall be borne by the Target Fund. Does this apply to the Target Fund’s portfolio?  If not, delete.

Response: The Registrant confirms that the Target Fund is not invested in foreign securities and will delete that disclosure.

5.
Comment:  In the “Summary—Investment Objective and Investment Policies and Strategies” section, it states that the Target Fund and the Acquiring Funds have substantially similar investment objectives and principal investment strategies. If there are not any differences between the Funds’ investment objectives, revise the disclosure to state that the investment objectives are the same.

Response: The Funds’ investment objectives are the same and the disclosure will be revised accordingly.

6.
Comment:  Confirm that the fees shown in the comparative fee table represent the current fees paid by shareholders in compliance with Item 3 of Form N-14 and that no material changes in the fees are anticipated.

Response: The Registrant so confirms.

7.	Comment: If the Target Fund does not have any acquired fund fees and expenses (“AFFE”), the line item should be removed from the comparative fee table.

Response: The Target Fund does not have any AFFE. Accordingly, the Registrant will remove the line item from the fee table.

8.
Comment:  In the starred footnote to the comparative fee table, revise the second sentence to update the pro forma references to the fiscal year ended June 30, 2023 and delete the clause at the end of the sentence.

Response:  The third sentence of the starred footnote will be revised as follows: “Pro forma numbers are for the Acquiring Fund calculated using information from the Target Fund’s annual report for the fiscal year ended June 30, 2023 and based on pro forma net assets as of June 30, 2023.”

9.	Comment: In the expense example table, add a parenthetical after “Acquiring Fund” noting that the numbers are pro forma.

Response: The requested change will be made.

10.	Comment: In the capitalization table, the capitalization numbers in the Acquiring Fund column should all be zero. Also, remove the reference to August 31in the introductory paragraph to the table.

Response: The requested changes will be made.

11.
Comment:  In the “Information about the Reorganization—Board Considerations in Approving the Reorganization” section, remove any reference to the payment of expenses for the sale or purchase of foreign securities.

Response: The requested change will be made.

12.
Comment:  In the “Supplemental Information” section of the Statement of Additional Information, add a statement referencing the required fee tables and a statement that there are no material differences in accounting policies of the Target Fund as compared to those of the Acquiring Fund.

Response: The Registrant will revise the section as follows:

“A table showing the fees and expenses of the Target Fund and the Acquired Fund, and the fees and expenses of the combined fund on a pro forma basis after giving effect to the Reorganization, are included in the “Comparative Fee Tables” section in the Proxy Statement/Prospectus.

The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the fact that the Reorganization is a “shell fund” reorganization. As a result, a schedule of investments of the Target Fund modified to show the effects of such material change is not required and is not included. Notwithstanding the foregoing, changes may be made to the Target Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization. It is expected that none of the portfolio holdings of the Target Fund will be sold in connection with the Reorganization. In addition, the Target Fund will be the surviving fund of the Reorganization for accounting purposes.

There are no material differences in the accounting, valuation and tax policies of the Target Fund as compared to those of the Acquiring Fund.”

B. Disclosure comments

13.	Comment: Delete all references to the trustee election proposal contained in the Proxy Statement/Prospectus.

Response: The requested change will be made.

14.
Comment:  In the response to “Why is the Reorganization Being Proposed, and Why Did the Target Fund Board Approve the Plan of Reorganization” under the Q&A section, explain in plain English what is meant by Impact Shares efforts to address “scale.”

Response: The requested change will be made.

15.	Comment: In the introductory paragraph to the comparative fee table, add disclosure explaining that the fees paid by shareholders are expected to be the same before and after the Reorganization.

Response: The requested changes will be made.

16.
Comment:  Under the “Voting Information—Voting Rights” section, explain that because the Reorganization proposal is not a routine matter, the Target Fund does not anticipate receiving any broker non-votes.

Response: The requested change will be made.

* * *
Please direct any questions or comments relating to the foregoing responses to me at the above-referenced telephone number.

Very truly yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Alyssa Greenspan
Community Capital Management, LLC

Krista Hunsiker
SEI Investments

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